UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.
(CENTRAL NORTH AIRPORT GROUP)

 (Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey
Zona de Carga
Carretera Miguel Alemán, Km. 24 s/n
66600 Apodaca, Nuevo León, Mexico

 (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA Announces First Quarter 2011 Earnings

Monterrey, Mexico, May 2, 2011 –Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), reported its unaudited results for the first quarter of 2011 today.1

OMA elected early adoption of International Financial Reporting Standards (IFRS) for the year that will end December 31, 2011, and considers 2010 as the transition year. The financial statements for the first quarters of 2010 and 2011 have been prepared in accordance with IAS 34 “Interim Financial Reporting.” (See Notes for additional detail). The financial statements for 2010 have been reformulated to assist comparison.

The Company’s accounting policies now include a policy for provisioning for the maintenance of concessioned assets. This provision represents the obligation for future disbursements resulting from wear and tear to or deterioration of the fixed assets used in operations, including runways, platforms, taxiways, and terminal buildings. The provision is increased periodically for the wear and tear to the assets and the Company’s estimates of the disbursements it needs to make. The use of the provision corresponds to the outflows made for the conservation of these operational assets.  This provision is recorded in the balance sheet as part of other long-term liabilities. Additions to the provision are recorded in the Maintenance line item in cost of services. It should be noted that the maintenance provision does not represent a cash outflow, and accordingly it is excluded in the calculation of Adjusted EBITDA.

1Q11 Highlights

▪
Passenger traffic decreased 3.7% to 2.7 million in 1Q11, domestic traffic decreased 1.4% and international traffic decreased 12.1%.  Passenger traffic was affected by the suspension of operations of the Grupo Mexicana airlines in August 2010 and the timing of the Holy Week vacation travel period, which began in March in 2010. The total number of flight operations (takeoffs and landings) decreased 3.8%.

1 Unless otherwise stated, all references are to the first quarter of 2011 (1Q11), and all percentage changes are with respect to the same period of the prior year.  The exchange rate used to convert foreign currency amounts was Ps. 11.9219 per U.S. dollar.

▪
Total revenue increased 2.4% to Ps. 632 million in 1Q11. The sum of aeronautical and non-aeronautical revenues grew 3.9%.  The most noteworthy increase was the 22.5% growth in non-aeronautical revenues as the result of actions to diversify revenue and the opening of Terminal B in Monterrey last September.

▪	The NH Terminal 2 hotel (the “NH T2 hotel”) in the Mexico City International Airport had an occupancy rate of 80.5%, as compared to 42.2% in 1Q10.

▪	Three new commercial spaces and one new passenger service opened in our terminals.

▪	Aeronautical revenues per passenger increased 2.6% and non-aeronautical revenues per passenger grew 27.3%. The Monterrey airport accounted for 43.2% of aeronautical and non-aeronautical revenues.

▪
Costs and general and administrative expenses increased 23.9% to Ps. 261 million, principally as a result of the increased maintenance provision and to a lesser extent the costs and expenses from operating Terminal B in Monterrey and higher variable expenses at the NH T2 hotel.

▪
Operating income was Ps. 192 million, below the 1Q10 level principally as a result of the maintenance provision. This provision was Ps. 41 million in 1Q11 and Ps. 16 million in 1Q10. The operating margin was 30.4%.

▪
EBITDA was Ps. 231 million, compared to Ps. 260 million in 1Q10. The EBITDA margin in 1Q11 was 36.6%. Adjusted EBITDA was Ps. 273 million in 1Q11, compared to Ps. 276 million in 1Q10, with an Adjusted EBITDA margin of 51.5%. OMA’S efforts to sustain cash flow generation, even with the additional costs of operating Terminal B since it opened in September 2010, resulted in keeping the level of Adjusted EBITDA almost unchanged. OMA is providing an analysis of Adjusted EBITDA margin, which adjusts for the maintenance provision and construction revenue and expense, in the corresponding section of the report and in the Notes.

▪
Consolidated net income decreased 41.0% to Ps. 116 million, principally because of a higher provision for both cash taxes and deferred taxes and the increase in maintenance provision. Earnings per share were Ps. 0.29, or US$0.19 per American Depositary Share (ADS).

▪	Capital expenditures were Ps. 194 million in 1Q11.

1 Unless otherwise stated, all references are to the first quarter of 2011 (1Q11), and all percentage changes are with respect to the same period of the prior year.  The exchange rate used to convert foreign currency amounts was Ps. 11.9219 per U.S. dollar.

Operating Results

Passenger Traffic, flight operations, and cargo volumes

The total number of flight operations (takeoffs and landings) decreased 3.8%, to 80,799 operations. Domestic flight operations decreased 4.5%, and international operations increased 0.6%.

Total passenger traffic decreased 3.7% (-104,253 terminal passengers). The reduction is principally the result of the suspension of operations of the Grupo Mexicana airlines in August 2010 and the timing of the Holy Week vacation travel period, which took place in April 2011 but started in March 2010.

Traffic increased in the airports of Monterrey (+3.0%), Tampico (+7.7%), and San Luis Potosí (+10.6%). (See Annex Table 1, Passenger Traffic). Grupo Aeroméxico, Volaris, Magnicharter, VivaAerobus, Continental, and general aviation all saw an increase in passenger volumes. The Culiacán (-6.9%), Mazatlán (-12.8%), Acapulco (-25.0%), Chihuahua (-6.6%), and Zacatecas (-18.7%) airports had the largest reductions, principally affected by the suspension of the Grupo Mexicana airlines and the timing of the Holy Week vacation travel period.

Of total passenger traffic, 80.3% was domestic and 19.7% was international. Commercial aviation accounted for 96.6% of passenger traffic and general aviation 3.4%. Monterrey generated 44.7% of passenger traffic, Culiacán 9.0%, and Mazatlán 7.5%.

Domestic traffic volumes decreased 1.4%. Five airports had increases in domestic traffic. Monterrey (+2.9%) had increases on the routes to Mexico City, Toluca and Cancún. Tampico (+8.8%) had an increase in passengers on the route to Monterrey and in general aviation. Zihuatanejo (+10.3%) traffic increased principally on the routes to Toluca and Mexico City. In Zacatecas, traffic increased on the route to Tijuana. San Luis Potosi (+9.3%) had increased traffic on the Mexico City route.

The other eight airports of the group saw decreases in domestic traffic, with the largest decreases in Culiacán (-6.8%), Chihuahua (-7.1%), Acapulco (-18.6%), Mazatlán (-8.9%), and Reynosa (-18.6%). The reduction in domestic traffic in these airports was principally on the routes to Monterrey, Guadalajara, and Toluca, as well as the Mexico City route in the case of Acapulco and Reynosa.

Airlines opened five new domestic routes during the quarter and closed two routes, as shown below.

International traffic decreased 12.1%. Four airports had increases in international traffic. The most significant increases were in Monterrey (+3.7%) and San Luis Potosí (+13.6%). Monterrey benefited from higher traffic on the Houston route and San Luis Potosí benefited from higher volumes on the Dallas route.

The other airports had reductions in international passenger traffic, with the most significant decreases in Mazatlán (-15.2%), Zihuatanejo (-6.2%), Acapulco (-37.8%), and Zacatecas (-55.2%). The affected routes were those to Phoenix, Chicago, Los Angeles, and Houston.

Two international routes closed during the quarter.
Air Cargo volumes decreased 3.5%. Of total volume, 56.0% was domestic cargo, and 44.0% was international cargo.

Non-aeronautical and commercial operations

During 1Q11 we continued to increase and improve the commercial offering and passenger services available in our airport terminals. Three new commercial businesses opened, as did one new passenger service in the Monterrey airport.

Terminal 2 Hotel Operations

The occupancy rate of the NH T2 hotel in Mexico City continued to increase as a result of advertising and marketing initiatives. The hotel also benefited from an increase in the number of passengers in Terminal 2, as a result of the suspension of operations of Grupo Mexicana (which operated out of Terminal 1). The hotel had an average occupancy rate of 80.5%, as compared to 42.2% in the prior year period. The average room rate was Ps. 1,281 per night, compared to Ps. 1,128 in 1Q10.

Financial Results

Revenues

Total revenues increased 2.4% to Ps. 632 million. The sum of aeronautical and non-aeronautical revenues increased 3.9%. Increased non-aeronautical revenues offset the slight decrease in aeronautical revenues, principally as a result of the growth in NH T2 hotel revenues and the opening of Terminal B in Monterrey airport, which started operating in September 2010.

The sum of aeronautical and non-aeronautical revenues was Ps. 529.6 million. Non-aeronautical revenues increased 22.5%, while aeronautical revenues decreased 1.2%. The mix of non-construction revenues is changing. The mix was 74.2% aeronautical and 25.7% non-aeronautical revenues in 1Q11, as compared to 78.2% and 21.8%, respectively, in the prior year period. The Monterrey airport accounted for 43.2% of non-construction revenues, Mazatlán 8.8%, and Culiacán 8.0%.

Construction revenues were Ps.102.2 million, which is the value of the improvements to concessioned assets made during the quarter. (See Notes.)

Aeronautical revenues decreased 1.2% to Ps. 393.6 million. Domestic passenger charges increased 7.1% as a result of tariff increases, while international passenger charges decreased 15.3% as a result of lower traffic volumes and the appreciation of the peso. Aeronautical revenue per passenger increased 2.6% to Ps. 146.2.

Non-aeronautical revenues increased 22.5%, largely because of an increase in NH T2 hotel revenues and increased commercial revenues from the opening of Terminal B in Monterrey.

NH T2 hotel revenues increased 111.6% to Ps. 33.3 million. The composition of hotel revenues was room rental 80.0%, food and beverages 16.8%, and other services 3.2%.

Non-aeronautical revenues other than the NH T2 hotel increased 7.8%. The categories with the largest increases were leases (+21.1%), advertising (+25.2%), restaurants (+37.7%), and OMA Carga (+13.5%).

Monterrey accounted for 40.3% of non-aeronautical revenues, Mazatlán 7.1%, and Acapulco 4.6%; the NH T2 hotel accounted for 24.5%.

Non-aeronautical revenue per passenger increased 27.3% to Ps. 50.5. Non-aeronautical revenues per passenger, excluding the NH T2 hotel, increased 12.0% to Ps. 38.1.

Costs and operating expenses

Total cost of services and general and administrative expenses increased 23.9%, principally because of the increase in the maintenance provision, and to a lesser extent because of the costs of operating the Terminal B in Monterrey (which opened in September 2010), increased variable NH T2 hotel costs because of higher occupancy, and an increase in electricity rates.

It is important to note that cost of services includes a Ps. 41.1 million maintenance provision, as a result of a change in the policy for maintenance provision. This is a non-cash provision. The provision during 1Q10 was Ps. 16.1 million.

Construction costs are equal to construction revenue, and represent improvements and additions to concessioned properties that were carried out during the quarter.  This amount was Ps. 102.2 million in 1Q11.

The Airport concession tax was unchanged from 1Q10; this tax is equal to 5% of gross revenues, in accordance with the Federal Royalties Law.

The technical assistance fee decreased 7.6%, as a result of the decrease in EBITDA generated by the airports. This fee is charged as the higher of US$3.0 million per year or 5% of EBITDA before technical assistance.

The operating results of the NH T2 hotel are not included in calculating the airport concession tax or the technical assistance fee.

Depreciation and amortization increased 6.4%, as a result of a higher level of investments, particularly for the Monterrey Terminal B.

Total costs and expenses in 1Q11 were Ps. 439.4 million, an increase of 11.7%.

EBITDA, Adjusted EBITDA, and Operating Income

EBITDA was Ps. 231.5 million in 1Q11. The reduction as compared to 1Q10 was principally because of the increased maintenance provision.

Adjusted EBITDA was Ps. 272.5 million in 1Q11, similar to the level in 1Q10. The Adjusted EBITDA margin was 51.5%.

OMA calculates Adjusted EBITDA, which further adjusts EBITDA for the maintenance provision, construction revenue, and construction expense, as shown in the table below. The Adjusted EBITDA margin is calculated against the sum of aeronautical and non-aeronautical revenues.

Operating income was Ps. 192.3 million, and the operating margin was 30.4%.

Financing expense, and taxes

Comprehensive financing expense was Ps. 16.3 million, 9.5% below the level of 1Q10.

Income tax provision increased as compared to 1Q10 because of estimates of a higher taxable income base as a result of higher income, and a reduction in tax losses at OMA’s subsidiaries. In addition there was a change in deferred taxes as a result of the change in the long-term tax projections made in order to determine the deferred income tax provisions as of December 31, 2009 and 2010.

Net Income

Consolidated net income was Ps. 115.8 million, as compared to Ps. 196.3 million in 1Q10. The decrease resulted principally from higher taxes and the increased maintenance provision.

Net income of controlling interest was Ps. 115.9 million, as compared to Ps. 197.0 million in 1Q10.

Earnings per share were Ps. 0.29, and earnings per ADS were US$0.19 per ADS, below the levels of 1Q10. Each ADS represents eight Series B shares. (See Annex Table 3.)

Capital expenditures

During 1Q11, capital expenditures were Ps. 194 million, including both the Master Development Plan (MDP) investments and the strategic investments.

The most important investments during the first quarter were:

▪
Procurement and installation of illuminated signage for the taxiways and runways, a back-up electrical circuit for runway perimeter lights, and improvements to the Terminal B customs area at the Monterrey airport.

▪	Design and construction of the checked baggage screening system, including the acquisition of the scanning equipment, for the Monterrey and Zihuatanejo airports.

▪	Installation of illuminated signage, replacement of concrete slabs, and grading of the perimeter road at the Acapulco airport.

Liquidity

During the first quarter of 2011, operating activities generated cash of Ps. 140.5 million compared to Ps.10.9 million during 1Q10, principally because of a reduction in accounts payable during the course of 2010 and more rapid collection of receivables.

Investment activities used cash of Ps. 62.0 million, and financing activities were an outflow of Ps. 117.5 million, largely as a result of dividend payments. (See Annex Table 4.)

Dividends paid during 1Q11 were Ps. 99.8 million for the third installment (January 17, 2011) of the dividend declared for 2009 results.

OMA had a net decrease in cash of Ps. 39.0 million during 1Q11, with a balance of cash and cash equivalents of Ps. 273.9 million as of March 31, 2011. (See Annex Table 4).

OMA has no exposure to any financial derivative instruments as of the date of this report.

Other current developments

Fourth quarterly payment of 2009 dividend: On April 15, 2011, the fourth and final quarterly installment of the dividend declared by the Annual Shareholders’ Meeting on April 16, 2010 was paid. The amount was Ps. 0.25 per share.

 OMA (NASDAQ: OMAB; BMV: OMA) will hold a conference call on May 2, 2011 at 10:00 am Eastern time, 9:00 am Mexico City time.

The conference call is accessible by calling 877-941-2069 toll-free from the U.S. or +1 480-629-9713 from outside the U.S. The conference ID is 4436258. A taped replay will be available through May 9, 2011 at 877-870-5176 toll free or + 1-858-384-5517, using the same ID.

The conference call will also be available by webcast at http://ir.oma.aero/events.cfm.

Annex Table 1

(Terminal passengers-excludes transit passengers)

Total Passengers	1Q 10	1Q 11	% Var
Acapulco	249,128	186,837	(25.0)
Ciudad Juárez	143,119	138,422	(3.3)
Culiacán	261,565	243,443	(6.9)
Chihuahua	180,508	168,629	(6.6)
Durango	49,427	49,416	(0.0)
Mazatlán	231,281	201,684	(12.8)
Monterrey	1,168,260	1,203,843	3.0
Reynosa	48,278	39,080	(19.1)
San Luis Potosí	47,694	52,766	10.6
Tampico	99,623	107,304	7.7
Torreón	82,967	77,920	(6.1)
Zacatecas	62,654	50,955	(18.7)
Zihuatanejo	171,315	171,267	(0.0)
Total	**2,795,819**	**2,691,566**	**(3.7)**

Domestic Passengers	1Q 10	1Q 11	% Var
Acapulco	146,767	123,193	(16.1)
Ciudad Juárez	143,001	137,538	(3.8)
Culiacán	257,845	240,307	(6.8)
Chihuahua	164,442	152,804	(7.1)
Durango	45,610	45,157	(1.0)
Mazatlán	87,404	79,653	(8.9)
Monterrey	1,001,861	1,031,308	2.9
Reynosa	47,982	39,036	(18.6)
San Luis Potosí	32,937	36,002	9.3
Tampico	89,259	97,080	8.8
Torreón	71,937	67,605	(6.0)
Zacatecas	39,139	40,431	3.3
Zihuatanejo	63,701	70,294	10.3
Total	**2,191,885**	**2,160,408**	**(1.4)**

International Passengers	1Q 10	1Q 11	% Var
Acapulco	102,361	63,644	(37.8)
Ciudad Juárez	118	884	649.2
Culiacán	3,720	3,136	(15.7)
Chihuahua	16,066	15,825	(1.5)
Durango	3,817	4,259	11.6
Mazatlán	143,877	122,031	(15.2)
Monterrey	166,399	172,535	3.7
Reynosa	296	44	(85.1)
San Luis Potosí	14,757	16,764	13.6
Tampico	10,364	10,224	(1.4)
Torreón	11,030	10,315	(6.5)
Zacatecas	23,515	10,524	(55.2)
Zihuatanejo	107,614	100,973	(6.2)
Total	**603,934**	**531,158**	**(12.1)**

See Notes to the Financial Information

Annex Table 2

Annex Table 3

Annex Table 4

Annex Table 5

Annex Table 6

Notes to the financial information

Aeronautical revenues: are revenues from rate-regulated services. These include revenue from airport services, regulated leases, and access fees from third parties to provide complementary and ground transportation services. Airport service revenues include principally departing domestic and international passenger charges (TUA), landing fees, aircraft parking charges, passenger and carry-on baggage screening, and use of passenger jetways, among others. Revenue from third party access fees to provide complementary services include revenue sharing for ramp services, aircraft towing, water loading and unloading, cabin cleaning, electricity supply, catering, security, and aircraft maintenance, among others. Revenues from regulated leases include principally rental to airlines of office space, hangars, and check-in and ticket sales counters. Revenues from access charges for providers of ground transportation services include charges for taxis and buses.

American Depositary Shares (ADS): Securities issued by a U.S. depositary institution representing ownership interests in the deposited securities of non-U.S. companies. OMA’s depositary bank is Bank of New York Mellon. Each OMA ADS represents eight Series B shares.

Capital expenditures, Capex: includes investments in fixed assets (including investments in land, machinery, and equipment) and improvements to concessioned properties.

Cargo unit: equivalent to 100 kg of cargo.

Construction revenue, construction cost: IFRIC 12 “Service Concession Arrangements” addresses how service concession operators should apply existing International Financial Reporting Standards (IFRSs) to account for the obligations they undertake and rights they receive in service concession arrangements. The concession contracts for each of OMA’s airport subsidiaries establishes that the concessionaire is obligated to carry out construction or improvements to the infrastructure transferred in exchange for the rights over the concession granted by the Federal Government. The latter will receive all the assets at the end of the concession period.  As a result the concessionaire should recognize, using the percentage of completion method, the revenues and costs associated with the improvements to the concessioned assets. The amount of the revenues and costs so recognized should be the price that the concessionaire pays or would pay in an arm’s length transaction for the execution of the works or the purchase of machinery and equipment, with no profit recognized for the construction or improvement. The change does not affect operating income, net income, or EBITDA, but does affect calculations of margins based on total revenues.

Earnings per share and ADS: use the weighted average of shares or ADS outstanding for each period, excluding Treasury shares from the operation of the share purchase program.

EBITDA and Adjusted EBITDA: OMA defines EBITDA as net income minus net comprehensive financing income plus taxes and depreciation and amortization. EBITDA is equivalent to the concept UAFIDA in Mexico. OMA defines Adjusted EBITDA as EBITDA minus construction revenue plus construction expense and maintenance provision. Neither EBITDA nor Adjusted EBITDA should be considered as alternatives to net income, as indicators of our operating performance, or as alternatives to cash flow as indicators of liquidity. Our management believes that EBITDA and Adjusted EBITDA provide useful measures of our performance that are widely used by investors and analysts to evaluate our performance and compare it with other companies. EBITDA and Adjusted EBITDA are not defined under IFRS or U.S. GAAP, and may be calculated differently by different companies.

IAS 34 “Interim Financial Reporting”:  This norm establishes the minimum content that interim financial statements should include, as well as the criteria for the formulation of the financial statements.

International Financial Reporting Standards (IFRS)

In January 2009, the National Banking and Securities Commission (CNBV) published amendments to its Circular for Issuers to make mandatory the presentation of financial statements prepared in accordance with International Financial Reporting Standards (IFRS) starting with the year ending December 31, 2012, but allowing for early adoption. OMA’s Board of Directors approved early adoption of IFRS for the year ending December 31, 2011.

The financial statements for the year ended December 31, 2010 are the last statements that were prepared in accordance with MFRS. The first consolidated financial statements prepared under IFRS will be those for the year ending December 31, 2011, and consider January 1, 2010 as the start date for the transition to IFRS. As a result, the accounting policies and the valuation methods used by the Company in the preparation of the intermediate financial information differ from those used in the preparation of the financial information for the year ended December 31, 2010. The results reported in the financial statements for March 31, 2010 and for the three months ended March 31, 2010 apply the transition rules for numbers previously reported under MFRS. These financial statements have been reformulated for comparative effects under IFRS with effect from the transition date.

Financial statements and other information are presented in accordance with IFRS and their Interpretations. These standards differ in certain significant respects from Mexican Financial Reporting Standards and U.S. GAAP.

The early adoption is intended to meet international requirements in terms of disclosure and transparency of financial information, as well as to aid investors in their evaluation and comparisons with other companies in the same sector, in order to facilitate making investment decisions in the Company.

Following is a description of the changes in the principal accounting policies resulting from the adoption of IFRS:

Adoption of IFRS.  The financial statements for the year ended December 31, 2010 were the last to be prepared in accordance with MFRS.  Effective January 1, 2011, the Company suspended the application of MFRS as the result of the early adoption of IFRS.

Investment in Airport Concessions:

Effects of inflation: In accordance with IFRS, the effects of inflation are recognized when accumulated inflation during the prior three years reaches or exceeds 100%. Given that the Mexican environment ceased being hyperinflationary since 1999, the effects of inflation registered through 2007 are cancelled, except for the valuation of certain plant, machinery and equipment accounts that use the assumed cost exception contemplated in IFRS 1.

Amortization of the concession: In accordance with IFRS, the amortization of the concession is based on the term of the concession, which is 50 years. In accordance with MFRS, the amortization of the concession is based on the estimated useful life of the various components that make up the investment in the airport concessions.

Maintenance expenses: In accordance with IFRS, maintenance costs in airports that are approved as part of the Master Development Plan are charged as expenses during the reporting period. In accordance with MFRS, such costs are capitalized as part of assets in the period the outflow is made.

Income taxes: The Company recalculated its deferred taxes under IFRS based on adjusted values for assets and liabilities that require modifications based on the adoption of the new standards.

Employee benefits: Under IFRS, the provision for employee severance is only recorded when it generates the payment obligation or when there are formal retirement plans.

Employee bonuses: Incentives based on earnings are recognized in the period that the employee provided services when the company has a legal or constructive obligation and can estimate the amount of such bonuses. Under MFRS, these amounts were charged against results when they were paid.

Maintenance Provision: represents the obligation for future disbursements resulting from wear and tear or deterioration of the concessioned assets used in operations including: runways, platforms, taxiways, and terminal buildings. The provision is increased periodically for the wear and tear to the concessioned assets and the Company’s estimates of the disbursements it need to make. The use of the provision corresponds to the outflows made for the conservation of these operational assets.

Master Development Plan (MDP): The investment plan agreed to with the government every five years, under the terms of the concession agreement. These include capital investments and maintenance for aeronautical activities, and exclude commercial and other non-aeronautical investments. The investment horizon is 15 years, of which the third five years are committed investments.

Maximum Rate System: The Ministry of Communications and Transportation (SCT) regulates all our aeronautical revenues under a maximum rate system, which establishes the maximum amount of revenues per workload unit (one terminal passenger or 100kg of cargo) that may be earned by each airport each year from all regulated revenue sources. The concessionaire sets and registers the specific prices for services subject to regulation, which may be adjusted every six months as long as the combined revenue from regulated services per workload unit at an airport does not exceed the maximum rate. The SCT reviews compliance with maximum rates on an annual basis after the close of each year.

Non-aeronautical revenues: are revenues that are not subject to rate regulation. These include commercial services such as parking, advertising, car rentals, leasing of commercial space, freight management and handling, and other lease income, among others.

Passengers: all references to passenger traffic volumes are to terminal passengers.

Passenger charges (TUA, Tarifa de Uso de Aeropuerto) are paid by departing passengers (excluding connecting passengers, diplomats, and infants). Rates are established for each airport and are different for domestic and international travel.

Prior period comparisons: unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable prior year period. Percentage changes for passenger traffic or financial items are calculated based on actual numbers.

Statement of Changes in Stockholders’ Equity: The changes in Stockholders’ equity for the year ended December 31, 2010 resulted from a decrease of Ps. 400.0 million as a result of the dividend declared, an increase of Ps. 18.5 million for the reissuance of shares held in Treasury, and an increase of Ps. 659.6 million as the result of net income during the year. The changes in Stockholders’ Equity for the three months ended March 31, 2011 resulted from a decrease of Ps. 0.5 million as a result of share repurchases and an increase of Ps. 115.8 million as the result of the comprehensive net income of the period.

Strategic investments: refers only to those investments that are additional to those in the Master Development Plan.

Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

Unaudited financials: financial statements are unaudited statements for the periods covered by the report.

Workload Unit: one terminal passenger or one cargo unit.

This report may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates a hotel and commercial areas inside Terminal 2 of the Mexico City airport. OMA employs over 1,000 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2008. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the third largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, please visit us at:

▪	Website:	http://www.oma.aero
▪	Twitter:	http://twitter.com/OMAeropuertos
▪	Facebook	http://www.facebook.com/pages/OMA/137924482889484

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
By: /s/ José Luis Guerrero Cortés
José Luis Guerrero Cortés
Chief Financial Officer

Date: May 2, 2011